FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

March 16, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 16, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has signed two binding letters of intent, each dated March 15, 2007, with Redstar Gold Corp. of Vancouver, B.C., pursuant to which the Issuer can earn up to a 70% interest in two gold projects, referred to as North Bullfrog and Painted Hills, located in Nevada.

Item 5.	Full Description of Material Change

The Issuer has signed of two binding letters of intent, each dated March 15, 2007, with Redstar Gold Corp. of Vancouver, B.C. (TSXV: RGC), pursuant to which the Issuer can earn up to a 70% interest in two gold projects, referred to as North Bullfrog and Painted Hills, located in established producing gold belts in Nevada.  ITH believes that these two projects offer significant new discovery potential with quality untested targets.

The North Bullfrog project is a bulk tonnage gold target located to the north of the historic Bullfrog gold mine (operated by Barrick Gold Corp. with historical gold production of 2.4 million ounces gold).  The North Bullfrog project has a number of large gold anomalies and historically-mined high-grade vein mineralization with an extensive, although patchwork, exploration history which has left a number of highly attractive targets untested.

The Painted Hills project is a high-grade, epithermal gold-silver vein target located 50 kilometres northwest of the Sleeper deposit (historic production of 1.7M ounces gold).  The mid-Miocene aged Painted Hills project has never been drill tested in spite of its extensive alteration system and strong geochemical anomaly.

Key terms of the agreements are listed below:

      ITH can earn an initial 60% interest in each project by making payments and exploration expenditures and has the option to earn an additional 10% interest (aggregate 70%) by funding all expenditures to take a project to feasibility.  There is no time limit by which a feasibility study is required to be delivered.
      North Bullfrog:  To earn its initial 60% interest, ITH must make total payments of USD 190,000 and incur total expenditures of USD 4,000,000 over 4 years to March 15, 2011.  The first year requirement is a payment of USD 20,000 on TSX Venture Exchange (“TSXV”) acceptance plus exploration expenditures of USD 500,000.  The second payment of USD 30,000 is due in 18 months.
      Painted Hills:  To earn its initial 60% interest, ITH must make total payments of USD 170,000 and incur total expenditures of USD 2,500,000 over 4 years to March 15, 2011.  The first year requirement is a payment of USD 20,000 on TSXV acceptance plus exploration expenditures of USD 250,000.  The second payment of USD 20,000 is due in 18 months.
      ITH is also required to issue an aggregate of 20,000 shares to Redstar, as to 5,000 on each on September 15, 2008, March 15, 2009, March 15, 2010 and March 15, 2011 so long as ITH is earning into at least one of the North Bullfrog or Painted Hills projects.
      Redstar will act as operator for both projects for 2007.
      AngloGold has a one time election to back-in on these two projects by incurring USD 1,500,000 in expenditures to earn a 60% interest (leaving ITH and Redstar with a combined 40% interest), which is triggered after the first USD 750,000 is spent on a project.  Should Anglo elect to back-in on either project, the ITH earn-in requirements and payments would be adjusted to reflect its new interest (either 24% or 28%) in that project.

The agreements with respect to the North Bullfrog and Painted Hills projects are subject to the acceptance for filing thereof by the TSXV on behalf of the Issuer.

North Bullfrog Project

The North Bullfrog District covers an area of 12 square kilometres and represents a very large, low-sulphidation, epithermal gold system hosted in volcanic and sedimentary rocks.  It is located 8 kilometres north of the historical Bullfrog Mine, which produced 2.4M ounces of gold.  At North Bullfrog, historical production in the early 20th century came from high-grade vein systems that remain open along strike and down dip.  More recent exploration has shown potential for large bulk tonnage systems hosted in favourable units with additional potential for higher grade structurally controlled zones similar to the deposits in the main Bullfrog District to the south.  Redstar has completed the initial surface work required to define the primary target opportunities on the property and the project is ready to move to the discovery drill phase.  The Issuer will focus its exploration on drilling several of the untested structural targets within the large low-grade zones which it believes could lead to the definition of a large deposit.

North Bullfrog Project Area Map
(showing gold in soil and rock chip samples with major target areas highlighted)

Painted Hills Project

The Painted Hills project is centered on a large epithermal vein/alteration system with abundant trace element mineralization and scattered low level gold values.  The age of the system is similar to other productive gold systems in this region.  The type and scale of the alteration is suggestive of high-grade vein potential deeper in the system, which is the Issuer’s initial target for the project.  The project also has untested shallow pediment targets to the east of the main outcropping system, analogous to the Sleeper Deposit (which produced 1.7M ounces of gold and 2.3M ounces of silver) which was discovered beneath the pediment adjacent to a weakly mineralized range front occurrence.  Redstar has completed key surface work to define the primary target opportunities on the property and ITH will quickly advance it to drilling following a ground geophysical survey to define specific pediment targets.

Conceptual cross section of the Painted Hills target model

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is the President and CEO of the Issuer.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

March 28, 2007